Law Offices

Stradley Ronon Stevens & Young, LLP
1250 Connecticut Ave., NW, Suite 500
Washington, DC  20036
202.822.9611

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

January 28, 2011

Via EDGAR

Rebecca Marquigny, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:         Nationwide Variable Insurance Trust –
Preliminary Proxy Statement

Dear Ms. Marquigny:

This letter responds to each of the comments provided to me on January 18, 2011 and January 26, 2011, regarding the preliminary proxy statement and other proxy materials (the “Proxy Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 10, 2011, on behalf of Nationwide Variable Insurance Trust (the “Registrant” or “Trust”), for the following series of the Trust: (i) American Century NVIT Multi Cap Value Fund and (ii) Oppenheimer NVIT Large Cap Growth Fund (each, a “Fund”).  The Special Meeting of Shareholders (the “Meeting”) will be held at the offices of the Trust, located at 1000 Continental Drive, Suite 400, King of Prussia, Pennsylvania 19406, on March 21, 2011 at 10 a.m. Eastern Time, to re-approve the use of a “manager of managers” structure for each Fund.

For your convenience, I have summarized each of your comments in bold, in the order you provided them, and have set forth the Registrant’s response immediately below each comment.  The revisions indicated below will be included in the Registrant’s subsequent filing of the definitive proxy statement.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
January 28, 2011

▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.
Comment – The Proxy Statement appears to suggest that one vote to approve the “manager of managers structure” applies to both Funds.  Registrant should provide a separate voting method to approve the Proposal for each Fund.

Response – Registrant has revised the “Notice of Special Meeting of Shareholders” and the proxy card to reflect that separate approvals are required for each Fund.  Registrant has also added the following sentence to the section, “WHAT VOTE IS REQUIRED TO APPROVE THE PROPOSAL?”: “Each Fund will vote separately for the Proposal and approval of the Proposal for one Fund is not dependent on the approval of the Proposal for the other Fund.”

2.
Comment – Funds sold to insurance company separate accounts may not use “notice and access” rules to avoid mailing all proxy materials to contract owners.  Insurance companies are not intermediaries under “notice and access” rules.  Consequently, Registrant must post proxy materials on its website, but cannot avail itself of the “notice and access” model.

Response – Without agreeing or disagreeing with the Commission Staff’s comment, Registrant has removed from the Proxy Statement, for other reasons, the “notice and access” information set forth in “Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on March 21, 2011.”

* * *

Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
January 28, 2011

Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8402, or, in my absence, Prufesh R. Modhera at (202) 419-8417.

Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman

cc:           Allan Oster, Esq.
Barbara A. Nugent, Esq.
Prufesh R. Modhera, Esq.